Exhibit 99.1

Dear Lilium shareholders,

We are excited to share with you our latest key achievements:

1	First commercial contract with pre-delivery deposits

– eVolare secures deliveries of 10 aircraft, with option to purchase additional 10

– eVolare to serve the Greater London area

– eVolare to pay pre-delivery payment to Lilium to secure aircraft delivery slots[1]

– Coincides with the formal launch of the Lilium Pioneer Edition

2	First major commercial agreement in the Middle East with SAUDIA

– SAUDIA will have option to purchase up to 100 Lilium Jets and establish eVTOL network in Saudi Arabia

– Total order pipeline of 603 aircraft, funneling to binding contracts in 2023

3	Successful fundraising completed on Nov 22, 2022

– Capital raise of $119 million

– Investment from existing shareholders, new investors, and strategic partners

4	Significant progress towards Type Certification

– ~80% of certification plans now submitted to EASA – up from 38% in Q2

– 3rd Design Organization Approval (DOA) audit set for December 2022

5	Flight test campaign reinforces aircraft capabilities

– Flight tests continue including ground effects, downwash measurements and further high-speed (120 kts) testing

– 2nd technology demonstrator aircraft ready to join test campaign in Q1 2023

[1] Payment to be made in early 2023.

Business Update | Q3 2022	2

Commercial traction

In our last shareholder letter, we outlined our commercial strategy, in which we focus in the first phase on the premium private and business aviation segment, before addressing in a second phase mass-market demand for scheduled regional services.

To support the first phase, the Lilium Pioneer Edition Jet was launched to address sales to private individuals. This limited edition comes with a compelling service, support, and training package, as well as customizable options for the cabin configuration and exclusive fabrics and materials. The Lilium Pioneer Edition is limited to a total of 50 aircraft, all of which we expect to sell by the end of 2023, with pre-delivery payments of at least 50% of the purchase price prior to delivery.

In conjunction with the launch of the Pioneer Edition, Lilium has signed a binding contract with eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s largest helicopter and private jet operators. With its base in Oxford, UK, eVolare opens access to prime locations around the UK, including London. This partnership includes a firm commitment for ten Lilium Pioneer Edition Jets, including pre-delivery payment, with an option to purchase an additional ten.

Business Update | Q3 2022	3

In October, Lilium announced that Saudi Arabia’s national carrier SAUDIA had agreed its intent to purchase up to 100 Lilium Jets and to deploy a high-speed eVTOL network in the kingdom. We believe that this partnership is the first of its kind in the Middle East and aligns with Lilium’s premium launch positioning. As part of the partnership, SAUDIA intends to support Lilium with local regulatory approvals.

Thanks to its ducted-jet architecture, its spacious cabin, its scalability and its 10-9 EASA safety standard2, the Lilium Jet is well suited to the demands of our customers; it can address different mission profiles, weather environments, and all aviation segments.

These two agreements bring the total order pipeline to 603 aircraft. Lilium will continue to convert further of its existing commercial MoUs into binding aircraft purchase agreements in 2023.

Lilium views pre-delivery payments as an integral component of our future capital structure.

2 EASA certification requires a 10-9 safety level (less than one catastrophic failure in a billion flight hours).

Business Update | Q3 2022	4

Lilium successfully completes fundraising

This November, we announced the successful closing of a $119 million capital raise from existing shareholders, new investors, and strategic partners. Participants included Aciturri and Honeywell as well as LGT and its affiliated impact investor Lightrock, Tencent and B. Riley Securities. Lilium’s new CEO, Klaus Roewe, as well as three board members, Barry Engle, David Wallerstein and Niklas Zennström, also participated in the capital raise.

We are pleased to have such a high-quality group of supporters in a challenging macro environment. These proceeds will strengthen our balance sheet and allow us to proceed with the assembly and testing of our Type-conforming aircraft, as well as reaching final agreement with EASA on all our Means of Compliance.

As we progress on our development, we are in active discussions to secure additional non-dilutive funding sources to finance our operations until Type Certification of the Lilium Jet. These include grants and subsidies from governmental authorities, as well as pre-delivery payments discussed earlier in this letter.

Additionally, we terminated the equity-line-of-credit (ELOC) facility in November. Overall, Lilium received proceeds of approximately $12.6 million from the ELOC.

Q3 cash spend in line with budget

Our total cash spend was €69 million in Q3. The increase in cash spend compared to the previous quarter (Q2 2022: €63 million) was mainly driven by the ramp-up in one-time supplier payments, which included the e-motor development and battery industrialization (approx. €7 million). This is in line with our target budget of €250 million3 in 2022.

Our liquidity as of the end of Q3 – and prior to the recently completed investment round – stood at €160 million4 (end of Q2: €229 million).

Looking ahead, given the macro environment, inflationary effects and market uncertainties, we have initiated significant cost conservation measures at Lilium. We are currently finalizing the budget for 2023 and expect it to be consistent with our 2022 budget.

3 Excluding fundraising and related fees. 4 Consists of cash and cash equivalents and other financial assets.

Business Update | Q3 2022	5

Significant progress towards certification

Since our last update, we have submitted to EASA several more of our proposed Certification Plans, bringing the percentage of requirements covered to ~80% at the end of November, up from 38% in September. Lilium’s remaining Certification Plans are largely drafted and ready for submission.

72% of the Means of Compliance (MoCs) are already agreed with EASA. For the remainder, Lilium submitted its proposals to EASA earlier this year. Detailed discussions with EASA over the past months have led to significant progress on the remaining MoCs. Based on those discussions, we anticipate that EASA will accept our MoCs in H1 2023.

In parallel with the Type Certification program, Lilium is working towards Design Organization Approval (DOA) with EASA. DOA is a necessary prerequisite for any aerospace company to obtain a Type Certification of its aircraft. Lilium’s third DOA audit is scheduled to take place next week. The fourth and final DOA audit is targeted for the first half of 2023.

EASA

Federal Aviation Administration

Certification Basis
Which requirements will apply for the Lilium Jet?
EASA
100% AGREED
FAA
IN PROCESS
Means of Compliance
Which means to demonstrate compliance?
EASA
72% AGREED
28% IN PROCESS
FAA
CO-VALIDATION VIA EASA / FAA TREATY
Certification Plans
Collection of evidences to demonstrate compliance
EASA
80% IN PROCESS
FAA
CO-VALIDATION VIA EASA / FAA TREATY
Compliance Demonstration
Verification of compliance
EASA
100% OUTSTANDING
FAA CO-VALIDATION VIA EASA / FAA TREATY

LEGEND

AGREED: Refers to items which have been approved by the relevant authority; IN PROCESS: Refers to proposals submitted by Lilium and pending approval by the relevant authority; OUTSTANDING: relates to items yet to be submitted by Lilium to the relevant authority; If agencies haven't published required minimum specifications no assurance can be provided that the agency will not deviate or otherwise recant its agreement. Compliance demonstration begins after the certification program is agreed; As part of the EASA type certification process, Lilium will additionally submit for approval its operational suitability data (OSD) covering pilot training, maintenance staff and simulator qualification.

Business Update | Q3 2022	6

Honeywell
Avionics and flight control computer

ACITURRI
Airframe

Expliseat
Seats

DIEHL
Interior, interior lights and floor

'TORAY'
Carbon fiber composites

AERnnova
Flaps

L3HARRIS™
Voice recorder

MAGROUP
Landing gear, wheels and struts

ASTRONICS
Energy management system

CUSTOMCELLS®
Cells for batteries

Honeywell | DENSO
E-motor for the engine

Collaboration with suppliers accelerates

With our first Type-conforming aircraft due to go into assembly next year, our detailed design and collaboration with suppliers is accelerating. Strong partnerships with Tier 1 aerospace suppliers are fundamental to our path towards certification and industrialization of the key subsystems of the aircraft, all of which need to meet rigorous aerospace quality standards.

Lilium has agreements in place for aerostructures, avionics, battery cells, energy management system, e-motors, propulsion system, aircraft interior and landing gear, amongst others. In total, we have now selected or contracted ~75% of the total expected aircraft bill of material cost.

At present, we are in the process of onboarding additional suppliers for the engine fans and the inceptors – the sidesticks used for maneuvering the Lilium Jet.

New patent applications

Lilium continues to invest in its core, differentiating technologies and has already built a significant portfolio of intellectual property. As of the end of November 2022, Lilium had filed a total of 74 new patent applications primarily with the European Patent Office (EPO).

Lilium’s innovation activity is strictly focused on advanced eVTOL technologies, such as propulsion and energy systems, including cell manufacturing technologies.

Business Update | Q3 2022	7

High-speed demonstrator flight

Our flight testing continues with a current focus on high-speed maneuvers, ground effects and downwash measurements. On December 2, our Phoenix2 demonstrator aircraft achieved a new top speed of 120 kts / 222 km/h, performing transition in straight and level flight conditions.

In accomplishing these latest milestones, the aircraft continued to perform precisely as predicted by our computer-aided flight models. The Phoenix2 aircraft is proving to be a key asset, enabling us to verify in a real-world environment the flight physics underpinning our series aircraft, the Lilium Jet, and supporting our certification program.

An additional demonstrator aircraft, Phoenix3, is in the final stages of integration testing and due to enter flight testing in Q1 2023. Having two demonstrator aircraft at our disposal will give us additional support for testing and learnings before the first flight of our Type-conforming production aircraft.

Conclusion and outlook

We’ve made significant progress advancing our commercialization efforts in the third quarter, with the signing of our first binding aircraft order, including pre-delivery deposits, and a breakthrough in the Middle East with the SAUDIA MoU.

Having successfully completed the latest fundraise, our teams are fully focused on achieving the development and certification of the Lilium Jet and building out our manufacturing and supply chain capabilities. We are confident we have the right technology and the right team to bring this transformational product to market.

In 2023, we will be working full steam towards:

1	Signing further binding agreements with pre-delivery deposits

2	Securing governmental loans & subsidies

3	Starting assembly of our Type-conforming aircraft

4	Building and testing our first production battery packs

5	Further flight testing with both technology demonstrators

6	Receiving Design Organization Approval (DOA)

7	Agreeing Full Certification Plan & MoCs with EASA

8	Preparing the first manned test flight in 2024 of our Type-conforming aircraft

/s/ Klaus Roewe	/s/ Geoff Richardson
Klaus Roewe	Geoff Richardson
CEO	CFO

Business Update | Q3 2022	9

Upcoming Investor Events

- **Annual General Meeting** December 21, 2022
- **Fiscal Year 2022 Business Update**

Contact

Investor Relations
investors@lilium.com

ir.lilium.com

LILIUM

Business Update | Q3 2022 10

ABOUT LILIUM

Lilium (Nasdaq: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, our ability to successfully patent our intellectual property and the future performance of our innovations and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to significant risk and uncertainties and subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding the timing or prospective outcome of Lilium’s flight-testing campaigns and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) business or supply chain disruptions arising from external shocks, such as the war in Ukraine or the COVID-19 pandemic; (ii) the Lilium Group’s ability to realize the anticipated benefits of its business combination with Qell Acquisition Corp.; (iii) the Lilium Group’s ability to maintain the listing of its securities on the Nasdaq; (iv) the market price of Lilium’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and any future changes in its capital structure; (v) the Lilium Group’s ability to implement its business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities; (vi) the Lilium Group’s and its partners’ inability to achieve anticipated specifications for the Lilium Jet and any related infrastructure; (vii) general economic downturns or general systemic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving Lilium or one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (viii) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (ix) the Lilium Group may never achieve or sustain profitability; (x) the Lilium Group will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xi) the Lilium Group may experience difficulties in managing its growth, moving between development phases or expanding its operations; (xii) third-party suppliers, component manufacturers or service provider partners not being able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect; (xiii) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s lineup of jets or delays in seeking full certification of all aspects of the Lilium Group’s lineup of jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xiv) the technology necessary to successfully operate the Lilium Group’s jets and business operations being delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xv) any identified material weaknesses in the Lilium Group’s internal control over financial reporting that, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xvi) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xvii) the Lilium Group’s inability to secure or protect its intellectual property; (xviii) that the final terms of any commercial transaction or strategic alliance with Lilium’s prospective partners and suppliers may differ, including materially, from the terms currently anticipated; and (xix) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our final prospectus dated June 24, 2022 (the “Prospectus”) and our other filings with the U.S. Securities and Exchange Commission (“SEC”), all of which are available at www.sec.gov. These forward-looking statements should be evaluated together with additional information about the Lilium Group’s business, markets, conditions and other uncertainties addressed in the Prospectus and our other filings with the SEC. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Business Update | Q3 2022